SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 6)*

                             COLORADO MEDTECH, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   19652U 10 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              MATTHEW J. DAY, ESQ.
                        118 E. 25TH STREET, EIGHTH FLOOR
                               NEW YORK, NY  10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 17, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                             -----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                 ------------------------------
CUSIP No.  19652U 10 4                   13D             Page 2 of 10 Pages
---------------------------------                 ------------------------------


================================================================================

     1    NAME  OF  REPORTING  PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACQUISITOR HOLDINGS (BERMUDA) LTD.
                    No I.R.S. Identification Number
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  / /
                                                                  (b)  /X/
--------------------------------------------------------------------------------

     3    SEC USE ONLY

--------------------------------------------------------------------------------

     4    SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT  TO  ITEM  2(d)  OR  2(e)  / /
--------------------------------------------------------------------------------

     6    CITIZENSHIP OR PLACE OR ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------

   NUMBER  OF       7        SOLE VOTING POWER
     SHARES                      1,150,434
 BENEFICIALLY
OWNED  BY  EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     -0-
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                 1,150,434
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,150,434
--------------------------------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES  / /
--------------------------------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.7%
--------------------------------------------------------------------------------

     14   TYPE OF REPORTING PERSON
                    CO
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4                13D            Page  3  of  10  Pages
---------------------------------                 ------------------------------


================================================================================

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    J.O.  Hambro  Capital  Management  Group  Limited
                    No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  / /
                                                                  (b)  /X/
--------------------------------------------------------------------------------

     3    SEC USE ONLY

--------------------------------------------------------------------------------

     4    SOURCE OF FUNDS
                    AF
--------------------------------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

     6    CITIZENSHIP OR PLACE OR ORGANIZATION
                    UNITED  KINGDOM
--------------------------------------------------------------------------------

  NUMBER  OF        7        SOLE VOTING POWER
   SHARES                          0
 BENEFICIALLY
OWNED  BY  EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                   150,000
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                   0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                   150,000
--------------------------------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    150,000
--------------------------------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN  SHARES  / /
--------------------------------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.1%
--------------------------------------------------------------------------------

     14   TYPE OF REPORTING PERSON
                    HC
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4                13D            Page  4  of  10  Pages
---------------------------------                 ------------------------------


================================================================================

     1    NAME OF REPORTING PERSONS
          I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

                    J  O  Hambro  Capital  Management  Limited
                    No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  / /
                                                                  (b)  /X/
--------------------------------------------------------------------------------

     3    SEC USE ONLY

--------------------------------------------------------------------------------

     4    SOURCE OF FUNDS
                    AF
--------------------------------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)   /  /
--------------------------------------------------------------------------------

     6    CITIZENSHIP OR PLACE OR ORGANIZATION
                    UNITED KINGDOM
--------------------------------------------------------------------------------

  NUMBER  OF        7        SOLE  VOTING  POWER
   SHARES                          0
 BENEFICIALLY
OWNED  BY  EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED  VOTING  POWER
                                   150,000
                  --------------------------------------------------------------

                    9        SOLE  DISPOSITIVE  POWER
                                   0
                  --------------------------------------------------------------

                   10        SHARED  DISPOSITIVE  POWER
                                   150,000
--------------------------------------------------------------------------------

     11      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                    150,000
--------------------------------------------------------------------------------

     12      CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN  SHARES  / /
--------------------------------------------------------------------------------

     13      PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                    1.1%
--------------------------------------------------------------------------------

     14      TYPE  OF  REPORTING  PERSON
                    IA
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4                13D            Page  5  of  10  Pages
---------------------------------                 ------------------------------


================================================================================

     1    NAME OF REPORTING PERSONS
          I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

                    American  Opportunity  Trust  plc
                    No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  / /
                                                                  (b)  /X/
--------------------------------------------------------------------------------

     3    SEC USE ONLY

--------------------------------------------------------------------------------

     4    SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT  TO  ITEM  2(d)  OR  2(e)  / /
--------------------------------------------------------------------------------

     6    CITIZENSHIP OR PLACE OR ORGANIZATION
                    UNITED  KINGDOM
--------------------------------------------------------------------------------

  NUMBER  OF        7        SOLE  VOTING  POWER
    SHARES                           0
 BENEFICIALLY
OWNED  BY  EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED  VOTING  POWER
                                     150,000
                  --------------------------------------------------------------

                    9        SOLE  DISPOSITIVE  POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED  DISPOSITIVE  POWER
                                     150,000
--------------------------------------------------------------------------------

     11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                    150,000
--------------------------------------------------------------------------------

     12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
          CERTAIN  SHARES  / /
--------------------------------------------------------------------------------

     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                    1.1%
--------------------------------------------------------------------------------

     14   TYPE  OF  REPORTING  PERSON
                    IV
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4                13D            Page  6  of  10  Pages
---------------------------------                 ------------------------------


================================================================================

     1    NAME  OF  REPORTING  PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Christopher Harwood Bernard Mills
                    No I.R.S.  Identification Number
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  / /
                                                                     (b)  /X/
--------------------------------------------------------------------------------

     3    SEC  USE  ONLY

--------------------------------------------------------------------------------

     4    SOURCE  OF  FUNDS
                    AF
--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

     6    CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                    UNITED  KINGDOM
--------------------------------------------------------------------------------

  NUMBER  OF         7        SOLE  VOTING  POWER
    SHARES                           0
 BENEFICIALLY
OWNED  BY  EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED  VOTING  POWER
                                     1,300,434
                  --------------------------------------------------------------

                    9        SOLE  DISPOSITIVE  POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED  DISPOSITIVE  POWER
                                     1,300,434
--------------------------------------------------------------------------------

     11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                    1,300,434
--------------------------------------------------------------------------------

     12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
          CERTAIN  SHARES  / /
--------------------------------------------------------------------------------

     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                    9.8%
--------------------------------------------------------------------------------

     14   TYPE  OF  REPORTING  PERSON
                    IN
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4                 13D           Page  7  of  10  Pages
---------------------------------                 ------------------------------


                            STATEMENT ON SCHEDULE 13D


         The following constitutes Amendment No. 6 to the Schedule 13D (the "Schedule 13D") filed by Acquisitor Holdings (Bermuda) Ltd. ("Holdings"), J O Hambro Capital Management Group Limited ("Group"), J O Hambro Capital Management Limited, American Opportunity Trust plc and Christopher H.B. Mills (collectively, the "Filing Parties"). Except as specifically amended by this Amendment No. 6, the Schedule 13D remains in full force and effect.


Item 4.   Purpose  of  Transaction
          ------------------------

          Item 4 is amended to add the following:

          On April 17, 2003, Mr. Duncan Soukup, Deputy Chairman of Holdings, resigned as a Director of the Issuer. In his letter of resignation, Mr. Soukup stated:

          "My intention when I joined the Board of Colorado MEDtech, Inc. ("CMED") was to work with you (Steve Onody, Chairman of CMED) and CMED's Board to enhance value for all shareholders. At that time CMED's stock was trading at $2.25 per share. Now that the sale of CMED is pending to an affiliate of KRG Capital Partners, LLC for an estimated $4.50 to $5.00 per share in cash, an increase of at least 100% over the price when I joined the Board, I believe my job is done."

A copy of Mr. Soukup's resignation letter is attached hereto as an exhibit and incorporated herein by reference.


Item 7.   Material  to  be  Filed  as  Exhibits.
          -------------------------------------

          Item 7 is amended to add the following:

          The following documents are filed herewith or incorporated herein by reference:

          (j)  Letter of Resignation of Mr. Soukup dated April 17, 2003.

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4                13D            Page  8  of  10  Pages
---------------------------------                 ------------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  April 21, 2003


ACQUISITOR HOLDINGS (BERMUDA) LTD.           J O HAMBRO CAPITAL MANAGEMENT GROUP
                                             LIMITED


By:  /s/  Duncan Soukup                      By:  /s/ R. G. Barrett
---------------------------                  ---------------------------
Name:  Duncan Soukup                         Name:  R. G. Barrett
Title: Deputy Chairman                       Title: Director


J O HAMBRO CAPITAL MANAGEMENT LIMITED        AMERICAN OPPORTUNITY TRUST PLC
                                             By: J O Hambro Capital Management
                                             Limited,
                                             Its investment advisor


By:  /s/  R. G. Barrett                      By:  /s/ R. G. Barrett
---------------------------                  ---------------------------
Name:  R. G. Barrett                         Name:  R. G. Barrett
Title: Director                              Title: Director



/s/ Christopher Mills
---------------------------
CHRISTOPHER MILLS

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  9  of  10  Pages
---------------------------------                 ------------------------------

                                  Exhibit Index

                   The following documents are filed herewith:

                  Exhibit                                          Page
         (a) Administration,  Management and Custody          Previously filed
Management  Agreement dated as of January 7, 1993
between J O Hambro Capital Management  (formerly named
J O Hambro & Partners Limited) and American Opportunity
Trust.

         (b)  Joint  Filing  Agreement  dated  as of          Previously filed
February  20,  2001  among Group, J O Hambro Capital
Management, American Opportunity Trust, Christopher
Harwood Bernard Mills and Acquisitor plc.

         (c) Letter dated November 14, 2001, from             Previously filed
Acquisitor plc to all the shareholders of the Issuer
and Mr. Stephen K. Onody, President and Chief Executive
Officer of the Issuer.

         (d) Letter agreement dated June 19, 2002 by          Previously filed
and among the Issuer, Acquisitor and Duncan Soukup.

         (e) Offer Letter dated October 7, 2002 by and   Incorporated by reference
between the Acquisitor and Holdings.                     to Exhibit (a) of the
                                                         Schedule 13D Amendment No.
                                                         1 filed on October 8, 2002
                                                         by Acquisitor plc with
                                                         respect to Aldila, Inc.

         (f) Subscription Agreement dated October 7,     Incorporated by reference
2002 by and between Acquisitor and Holdings.             to Exhibit (b) of the
                                                         Schedule 13D Amendment No.
                                                         1 filed on October 8, 2002
                                                         by Acquisitor plc with
                                                         respect to Aldila, Inc.

         (g) Amendment to Subscription Agreement dated   Incorporated by reference
October 7, 2002 by and between Acquisitor and Holdings.  to Exhibit (c) of the
                                                         Schedule 13D Amendment No.
                                                         1 filed on October 8, 2002
                                                         by Acquisitor plc with
                                                         respect to Aldila, Inc.

         (h)  Amendment No. 1 to Joint  Filing                Previously filed
Agreement dated as of October 7, 2002 among Group, J
O Hambro Capital Management, American Opportunity
Trust, Christopher Harwood Bernard Mills, Acquisitor
and Holdings.

         (i)  Addendum dated October 7, 2002 by and           Previously filed
among the Issuer, Holdings, Acquisitor and Mr. Duncan
Soukup

         (j) Letter of Resignation of Mr. Soukup dated             10
April 17, 2003.

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4                13D            Page  10  of  10  Pages
---------------------------------                 ------------------------------

                                  Duncan Soukup
                          118 E. 25th Street, 8th Floor
                               New York, NY  10010

April 17, 2003

Mr. Stephen K. Onody
Chairman
Colorado MEDtech, Inc.
345 S. Francis Street, Unit F
PO Box 819
Longmont, CO 80512-0819

Dear Steve:

My intention when I joined the Board of Colorado MEDtech, Inc. ("CMED") was to work with you and CMED's Board to enhance value for all shareholders. At that time CMED's stock was trading at $2.25 per share. Now that the sale of CMED is pending to an affiliate of KRG Capital Partners, LLC for an estimated $4.50 to $5.00 per share in cash, an increase of at least 100% over the price when I joined the Board, I believe my job is done. Accordingly, I hereby resign as a Director of CMED effective immediately.

I wish everyone at CMED and CIVCO every success in their future endeavors.


Very truly yours,

/s/ Duncan Soukup

Duncan  Soukup